

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 31, 2018

Via E-Mail
Mr. Robert E. Dose
Vice President – Finance, Secretary and Treasurer
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

Re: Virco Mfg. Corporation
        Form 10-K
        Filed April 25, 2017
        File No. 1-8777

Dear Mr. Dose:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction